

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 7, 2017

David A. Dodd
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive, Suite 302D
Summerville, South Carolina 29486

> **Re:** **Aeterna Zentaris Inc.**
> **Registration Statement on Form F-3**
> **Filed March 21, 2017**
> **File No. 333-216853**

Dear Mr. Dodd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. It appears that you are relying on General Instruction I.B.5 to Form F-3. Please revise to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.5 and the amount of all securities offered pursuant to General Instruction I.B.5 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.5 of Form F-3.

2. We note that you adopted a shareholder rights plan on March 29, 2016. Please revise your fee table to cover the registration of the rights that accompany your shares of common stock. You should register these rights, list them on the prospectus cover page, and incorporate by reference the description of the rights contained in a registration statement filed under the Exchange Act as required by Item 6(a) of Form F-3. Please also

have counsel revise their opinion accordingly. Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Elliot Shapiro
        Norton Rose Fulbright Canada LLP